UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

 REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2023

Commission File Number 001-36487

Atlantica Sustainable Infrastructure plc
(Exact name of Registrant as Specified in its Charter)

Not Applicable
(Translation of Registrant’s name into English)

Great West House, GW1, 17th floor
Great West Road
Brentford, TW8 9DF
United Kingdom
Tel.: +44 20 7098 4384

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F	☐ Form 40-F

 August 1, 2023  Q2 2023 Earnings Presentation

 DISCLAIMER  Forward Looking Statements  This presentation contains forward-looking statements. These forward-looking statements include, but are not limited to, all statements other than statements of historical facts contained in this presentation, including, without limitation, those regarding our future financial position and results of operations, our strategy, plans, objectives, goals and targets, future developments in the markets in which we operate or are seeking to operate. In some cases, you can identify forward-looking statements by terminology such as "anticipate", "believe", "could", "estimate", "expect“, "may", "plan“, "should" or "will" or the negative of such terms or other similar expressions or terminology.  By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Forward-looking statements speak only as of the date of this presentation and are not guarantees of future performance and are based on numerous assumptions. Our actual results of operations, financial condition and the development of events may differ materially from (and be more negative than) those made in, or suggested by, the forward-looking statements. Except as required by law, we do not undertake any obligation to update any forward-looking statements to reflect events or circumstances after the date hereof or to reflect anticipated or unanticipated events or circumstances.  Investors should read the section entitled "Item 3.D.—Risk Factors" and the description of our segments and business sectors in the section entitled "Item 4.B. Information on the Company—Business Overview", each in our Annual Report on Form 20-F for the fiscal year ended December 31, 2022, filed with the Securities and Exchange Commission (“SEC”), for a more complete discussion of the risks and factors that could affect us.  Forward-looking statements include, but are not limited to, statements relating to: growth update, including certain of our projects under construction; CAFD estimates, including per currency, geography and sector; net corporate leverage based on CAFD estimates; debt refinancing or reduction; self-amortizing project debt structure; our balance sheet and state of our liquidity; the use of non-GAAP measures as a useful tool for investors; the possibility to extend asset life; and various other factors, including those factors discussed under “Item 3.D.—Risk Factors” and “Item 5.A.—Operating Results” in our Annual Report on Form 20-F for the fiscal year ended December 31, 2022 filed with the SEC.  Non-GAAP Financial Measures  This presentation also includes certain non-GAAP financial measures, including Adjusted EBITDA, CAFD and CAFD per share. Non-GAAP financial measures are not measurements of our performance or liquidity under IFRS as issued by IASB and should not be considered alternatives to operating profit or profit for the period or net cash provided by operating activities or any other performance measures derived in accordance with IFRS as issued by the IASB or any other generally accepted accounting principles or as alternatives to cash flow from operating, investing or financing activities. Please refer to the appendix of this presentation for a reconciliation of the non-GAAP financial measures included in this presentation to the most directly comparable financial measures prepared in accordance with IFRS as well as the reasons why management believes the use of non-GAAP financial measures (including CAFD, CAFD per share and Adjusted EBITDA) in this presentation provides useful information to investors.  In our discussion of operating results, we have included foreign exchange impacts in our revenue and Adjusted EBITDA growth. The constant currency presentation is not a measure recognized under IFRS and excludes the impact of fluctuations in foreign currency exchange rates. We believe that constant currency information provides valuable supplemental information regarding our results of operations. We calculate constant currency amounts by converting our current period local currency revenue and Adjusted EBITDA using the prior period foreign currency average exchange rates and comparing these adjusted amounts to our prior period reported results. This calculation may differ from similarly titled measures used by others and, accordingly, the constant currency presentation is not meant to be a substitute for recorded amounts presented in conformity with IFRS as issued by the IASB nor should such amounts be considered in isolation.

    Key Messages  Compared to H1 2022, on a constant currency basis.  Compared to H1 2022, excluding $4.1 million from the sale of part of our equity interest in our development company in Colombia to a partner in Q1 2023.     Revenue and Adjusted EBITDA year-over-year growth of 1.4%1 and 1.9%1 in H1 2023 on a comparable basis     $124.6 million CAFD in H1 2023; +2.6%2 year-over-year growth on a comparable basis (+6.2% year-over-year)  Q2 2023 dividend of $0.445 per share

 US$ in million (except CAFD per share)  2023  2022  ∆ Reported  ∆   Excluding   FX impact  Revenue  554.6  555.3  (0.1)%  1.4%2  Adjusted EBITDA  403.8  402.3  0.4%  1.9%2  CAFD  124.6  117.3  6.2%  2.6%3  CAFD per share1  1.07  1.03  3.8%  0.3%3  HIGHLIGHTS  2.6% CAFD Growth in H1 2023   On a comparable basis  CAFD per share is calculated by dividing CAFD for the period by the weighted average number of shares for the period (see reconciliation on page 26).  Compared to H1 2022, on a constant currency basis.  Compared to H1 2022, excluding $4.1 million from the sale of part of our equity interest in our development company in Colombia to a partner in Q1 2023.  First Half

 HIGHLIGHTS  Performance by Region and Sector  Compared to H1 2022, on a constant currency basis.  North America  South America  EMEA  Renewables  Efficient Nat. Gas & Heat  Transmission Lines  Water  Revenue  Adjusted EBITDA  US$ in million  Revenue  Adjusted EBITDA  By Region  By Sector  H1 2023  H1 2022  ∆  202.2  199.3  1%  154.0  161.2  (4)%  H1 2023  H1 2022  ∆  91.5  78.3  17%  74.4  58.8  27%  H1 2023  H1 2022  ∆  ∆  Excl. FX impact1  260.9  277.7  (6)%  (3)%  175.4  182.3  (4)%  (1)%  H1 2023  H1 2022  ∆  ∆  Excl. FX impact1  411.2  420.3  (2)%  (0)%  292.6  296.8  (1)%  1%  H1 2023  H1 2022  ∆  54.8  53.4  3%  44.0  44.0  0%  H1 2023  H1 2022  ∆  61.0  54.9  11%  49.2  43.2  14%  H1 2023  H1 2022  ∆  27.6  26.7  3%  18.0  18.3  (2)%

 Includes 49% of Vento II production since its acquisition. Includes curtailment in wind assets for which we receive compensation.   Represents total installed capacity in assets owned or consolidated at the end of the period, regardless of our percentage of ownership in each of the assets, except for Vento II, for which we have included our 49% interest.  GWh produced includes 30% share of the production from Monterrey.  Availability refers to the time during which the asset was available to our client totally or partially divided by contracted or budgeted availability, as applicable.  Includes 43 MW corresponding to our 30% share in Monterrey and 55 MWt corresponding to thermal capacity from Calgary District Heating.  Decrease in availability in ACT due to scheduled maintenance stops during the period, which do not affect revenue.  KEY OPERATIONAL METRICS  Steady Operational Performance  Renewables  H1 2023  H1 2022  GWh produced1  2,803  2,647  MW in operation2  2,161  2,048  Transmission Lines  H1 2023  H1 2022  Availability4  100.0%  99.9%  Miles in operation  1,229  1,229  Efficient Natural Gas & Heat  Water  H1 2023  H1 2022  Availability4  100.5%  102.2%  Mft3 in operation2  17.5  17.5  H1 2023  H1 2022  GWh produced3  1,230  1,251  Availability4  97.0%6  100.1%  MW in operation5  398  398

 Net corporate debt is calculated as long-term corporate debt plus short-term corporate debt minus cash and cash equivalents at Atlantica’s corporate level.  Net corporate leverage is calculated as net corporate debt divided by midpoint 2023 CAFD guidance before corporate debt service. CAFD before corporate debt service is calculated as CAFD plus corporate debt interest paid by Atlantica.  Net project debt is calculated as long-term project debt plus short-term project debt minus cash and cash equivalents at the consolidated project level.  NET DEBT  Net Corporate Debt to CAFD pre corporate interest at 3.4x  Corporate  Jun. 30, 2023  Dec. 31, 2022  978.4   956.4  4,024.2  4,012.9  Project  Net Project Debt3  3.4x   3.4x  Net Corporate Debt1  Net Corporate Debt/ CAFD pre corporate debt Service2  US$ in million

 Includes assets under construction or ready to start construction in the short-term.  Includes nominal capacity on a 100% basis, not considering Atlantica’s ownership.   GROWTH UPDATE  Some of our Projects Under Construction1  Chile PMGD4  Transmission Lines   in Peru  Coso Batteries 1  Colombia 2 PVs  Honda 1 & Honda 22  20 MW3 (10 MW each)  Expected COD in 2023  ATN Expansion 3  100 MWh2  Expected COD in 2024  80 MW2 portfolio of 9 PV plants  Expected COD in 2023-24  ATS Expansion 1  220KV substation and 2.4-mile 220kV transmission line  Expected COD in 2024  Substation  Expected COD in 2025  Atlantica owns 50% of the shares in Honda 1 and Honda 2.   Atlantica owns 49% of the shares, with joint control, in Chile PMGD. Atlantica’s economic rights are expected to be approximately 70%.

 GROWTH UPDATE  Pipeline of ~2.0 GW of Renewable Energy + ~5.9 GWh of storage  Project Type (GW)1  Focus on North America supported by the Inflation Reduction Act  Predominance of storage projects  Only includes projects estimated to be ready to build before or in 2030 of approximately 3.5 GW, 2.0 GW of renewable energy and 1.5 GW of storage (equivalent to 5.9 GWh). Capacity measured by multiplying the size of each project by Atlantica’s ownership. Potential expansions of transmission lines not included.  Renewable Energy(GW)   Storage (GWh)  2.0  5.9  1.0  4.0  0.4  1.7  0.6  0.2  North America  Europe  South America  Source (GW)1  Project Stage (GW)1  Development Pipeline

 Appendix

 Geography1  Interest rates  Currency  Highly  Sector1  SIZEABLE AND DIVERSIFIED ASSET PORTFOLIO  Portfolio Breakdown Based on Estimated CAFD   70% Renewable   15% Eff. Natural Gas & Heat   12% Transmission Lines   3% Water  of interest rates in project debt are fixed or hedged3  ~92%  90  Denominated  in USD or hedged1,2%  >  Contracted  13  years  Weighted Average PPA Life Remaining4  50  of Revenue non dependent on natural resource5%  (~100%)6  Stable  Cashflows  Based on CAFD estimates for the 2023-2026 period as of March 1, 2023, for the assets as of December 31, 2022, including assets that have reached COD before March 1, 2023. See “Disclaimer – Forward Looking Statements”.  Euro denominated cash flows from assets in Europe, net of euro-denominated corporate interest payments and general and administrative expenses, are hedged through currency options on a rolling basis 100% for the next 12 months and 75% for the following 12 months.  Based on weighted outstanding debt as of June 30, 2023.  Calculated as weighted average years remaining as of June 30, 2023 based on CAFD estimates for the 2023-2026 period, including assets that have reached COD before March 1, 2023. See “Disclaimer – Forward Looking Statements”.  Calculated as a % of Revenue from FY 2022.  100% contracted or regulated. Regulated revenue in Spain, Chile TL3 and Italy and non-contracted nor regulated in the case of Chile PV1 and Chile PV3.   >   40% North America   34% Europe   18% South America   8% RoW

 CASH FLOW  Operating Cash Flow  US$ in million   2023  2022  Adjusted EBITDA  403.8  XX  402.3  Share in Adjusted EBITDA of unconsolidated affiliates  (19.6)  (30.2)  Net interest and income tax paid  (138.8)  (129.3)  Variations in working capital   (106.3)  (2.3)  Non-monetary adjustments and other  (0.4)  23.6  OPERATING CASH FLOW  138.7  264.1   Acquisitions of subsidiaries and entities under the equity method and investments in assets under development and construction  (28.9)  (64.1)   Distributions from entities under the equity method & other   12.6  33.4  INVESTING CASH FLOW  (16.3)  (30.7)  FINANCING CASH FLOW   (235.5)  (167.4)  Net change in consolidated cash1  (113.1)  66.0  First Half  Consolidated cash as of June 30, 2023, increased by $114.1 million vs December 31, 2022, including FX translation differences of $(1.0) million.

 HISTORICAL FINANCIAL REVIEW  Key Financials by Quarter (1/2)  “Deposits into/withdrawals from restricted accounts” and “Change in non-restricted cash at project level” are calculated on a constant currency basis to reflect actual cash movements isolated from the impact of variations generated by foreign exchange changes during the period. Prior periods have been recalculated to conform to this presentation.  Dividends are paid to shareholders in the quarter after they are declared.   (3) Number of shares outstanding on the record date corresponding to each dividend, except the shares issued under the ATM program between the dividend declaration date and the dividend record date, as applicable.  1Q21  2Q21  3Q21  4Q21  2021  1Q22  2Q22  3Q22  4Q22  2022  1Q23  2Q23  Revenue  268,178  342,997  329,244  271,331  1,211,749  247,452  307,832  303,121  243,624  1,102,029  242,509  312,110  Adjusted EBITDA  171,249  232,985  229,846  190,307  824,388  173,626  228,678  228,336  166,459  797,100  174,204  229,624  Atlantica’s pro-rata share of Adjusted EBITDA from unconsolidated affiliates  (3,298)  (4,295)  (8,451)  (15,013)  (31,057)  (14,202)  (15,988)  (7,387)  (8,192)  (45,769)  (11,796)  (7,755)  Non-monetary items  (6,834)  8,625  33,675  20,346  55,809  10,413  10,940  10,839  (4,196)  27,996  649  (2,384)   Accounting provision for electricity   market prices in Spain  (659)  11,643  41,582  24,489  77,055  7,141  10,585  10,507  (2,980)  25,253  (1,153)  (4,460)   Difference between billings and revenue in assets accounted for as concessional financial assets  8,501  11,659  6,771  11,959  38,890  18,169  15,050  14,978  13,434  61,630  16,441  16,695   Income from cash grants in the US  (14,678)  (14,678)  (14,678)  (14,678)  (58,711)  (14,897)  (14,695)  (14,645)  (14,650)  (58,888)  (14,639)  (14,619)   Other non-monetary items  -  -  -  (1,424)  (1,424)  -  -  -  -  -  -  -  Maintenance Capex  (3,278)  (1,098)  (246)  (13,100)  (17,722)  (2,844)  (3,614)  (7,283)  (4,847)  (18,588)  (7,630)  (12,041)  Dividends from unconsolidated affiliates  8,799  4,431  11,385  10,268  34,883  31,870  11,921  12,411  11,493  67,695  12,401  3,063  Net interest and income tax paid  (30,872)  (132,857)  (45,301)  (133,234)  (342,263)  (16,546)  (112,705)  (32,885)  (115,148)  (277,284)  (30,179)  (108,666)  Changes in other assets and liabilities  35,459  (1,699)  (11,873)  21,806  43,696  (5,588)  6,415  52,186  49,885  102,896  (92,980)  (8,295)  Deposits into/withdrawals from debt service accounts1  (29,639)  17,229  (8,456)  23,595  2,729  11,805  8,020  (20,503)  33,696  33,018  9,820  11,418  Change in non-restricted cash at project companies1  (71,162)  47,730  (89,947)  115,588  2,209  (103,116)  51,501  (135,718)  125,662  (61,672)  43,114  73,659  Dividends paid to non-controlling interests  (4,215)  (7,395)  (11,717)  (4,807)  (28,134)  (6,221)  (9,800)  (10,421)  (12,767)  (39,209)  (6,011)  (11,180)  Principal amortization of indebtedness net of new indebtedness at projects  (14,972)  (104,999)  (40,336)  (158,684)  (318,991)  (24,789)  (112,427)  (27,912)  (183,183)  (348,311)  (30,543)  (103,918)  Cash Available For Distribution (CAFD)  51,237  58,657  58,580  57,073  225,547  54,407  62,941  61,662  58,862  237,872  61,049  63,525  Dividends declared2  47,643  47,807  48,493  49,479  193,422  50,202  51,332  51,645  51,645  204,824  51,688  51,688  # of shares3  110,797,738  111,178,846   111,477,263  112,451,438  114,095,845  115,352,085  116,055,126  116,055,126  116,153,273  116,153,273  DPS (in $ per share)  0.43  0.43  0.435  0.44  1.735  0.44  0.445  0.445  0.445  1.775  0.445  0.445  Key Financials  US$ in thousands

  Debt Details  1Q21  2Q21  3Q21  4Q21  2021  1Q22  2Q22  3Q22  4Q22  2022  1Q23  2Q23   Project Debt  5,200.2  5,374.2  5,278.9  5,036.2  5,036.2  5,037.0  4,735.5  4,621.9  4,553.1  4,553.1  4,596.6  4,438.2   Project Cash  (624.6)  (603.1)  (685.0)  (534.4)  (534.4)  (625.9)  (545.1)  (675.8)  (540.2)  (540.2)  (493.5)  (414.0)   Net Project Debt  4,575.6  4,771.1  4,593,9  4,501.8  4,501.8  4,411.1  4,190.4  3,946.1  4,012.9  4,012.9  4,103.1  4,024.2   Corporate Debt  965.3  1,025.1  1,030.1  1,023.1  1,023.1  1,056.1  1,000.1  955.5  1,017.2  1,017.2  1,077.4  1,051.2   Corporate Cash  (434.2)  (83.2)  (78.6)  (88.3)  (88.3)  (113.1)  (123.1)  (105.8)  (60.8)  (60.8)  (109.4)  (72.8)   Net Corporate Debt  531.1  941.8  951.5  934.8  934.8  943.0  877.0  849.7  956.4  956.4  968.0  978.4   Total Net Debt  5,106.7  5,713.0  5,545.1  5,436.6  5,436.6  5,354.1  5,067.4  4,795.8  4,969.3  4,969.3  5,071.1  5,002.6   Net Corporate Debt / CAFD pre corporate interests1  2.6x2  3.4x  3.5x  3.5x  3.5x  3.3x  3.1x  3.0x  3.4x  3.4x  3.3x  3.4x  HISTORICAL FINANCIAL REVIEW  Key Financials by Quarter (2/2)  US$ in million  (1) Ratios presented are the ratios shown on each earnings presentation relating to such period.  (2) Net corporate debt as of March 31, 2021, was calculated pro-forma including the payment of $170 million for the Coso investment ($130 million equity investment paid in April 2021 and additional $40 million paid in July 2021 to reduce debt).

 HISTORICAL FINANCIAL REVIEW  Segment Financials by Quarter           1Q21  2Q21  3Q21  4Q21  2021  1Q22  2Q22  3Q22  4Q22  2022  1Q23  2Q23  by Geography        NORTH AMERICA  60,585  118,216  129,860   87,114  395,775  74,304  124,968  124,423  81,352  405,047  72,840  129,331  SOUTH AMERICA  38,308  40,043  38,778  37,856  154,985  38,528  39,804  44,217  43,892  166,441  43,720  47,793  EMEA        169,285  217,726  160,606  146,361  660,989  134,620  143,060  134,481  118,380  530,541  125,949  134,986  by Business Sector        RENEWABLES        199,679  271,945  254,132  202,768  928,525  182,101  238,234  232,423  168,619  821,377  172,600  238,610  EFFICIENT NAT. GAS & HEAT  28,408  30,097  35,019  30,168  123,692  25,327  28,091  28,526  31,647  113,591  27,403  27,407  TRANSMISSION LINES  26,614  26,975  26,840  25,251  105,680  26,620  28,234  28,425  29,994  113,273  28,831  32,167  WATER     13,477  13,979  13,253  13,143  53,852  13,404  13,273  13,747  13,364  53,788  13,674  13,927  Total Revenue     268,178  342,996  329,244  271,331  1,211,749  247,452  307,832  303,121  243,624  1,102,029  242,509  312,110  1Q21  2Q21  3Q21  4Q21  2021  1Q22  2Q22  3Q22  4Q22  2022  1Q23  2Q23  by Geography     NORTH AMERICA     40,287  94,574  108,500  68,442  311,803  58,266  102,913  96,981  51,828  309,988  51,969  102,069  SOUTH AMERICA     29,943  30,279  30,404  28,921  119,547  29,129  29,715  36,236  31,471  126,551  33,788  40,640  EMEA     101,019  108,133  90,942  92,944  393,038  86,231  96,051  95,118  83,161  360,561  88,447  86,915  by Business Sector     RENEWABLES     117,036  177,995  169,830  137,722  602,583  122,223  174,606  173,022  118,165  588,016  119,122  173,448  EFFICIENT NAT. GAS & HEAT   23,182  24,039  29,166  23,548  99,935  21,699  22,315  22,794  17,752  84,560  22,610  21,396  TRANSMISSION LINES  21,203  21,319  21,721  19,392  83,635  20,523  22,656  23,047  21,784  88,010  23,470  25,780  WATER     9,828  9,633  9,129  9,645  38,235  9,181  9,102  9,473  8,758  36,514  9,002  9,000  Total Adjusted EBITDA  171,249  232,985  229,846  190,307  824,388  173,626  228,678  228,336  166,459  797,100  174,204  229,624  Adjusted EBITDA   Revenue  US $ in thousands

    1Q21  2Q21  3Q21  4Q21  2021  1Q22  2Q22  3Q22  4Q22  2022  1Q23  2Q23  RENEWABLES3 (GWh)        606  1,377  1,477  1,195  4,655  1,094  1,554  1,507  1,164  5,319  1,192  1,611   (GWh)4  542  501  622  627  2,292  625  626  647  603  2,501  600  630   (availability %)5           98.3%  100.1%  101.1%  103.0%  100.6%  100.3%  99.9%  101.1%  95.1%  98.9%  94.9%  99.2%  TRANSMISSION LINES (availability %)5  100.0%  99.9%  100.0%  100.0%  100.0%  99.9%  99.9%  100.0%  100.0%  100.0%  100.0%  100.0%  WATER (availability %)5  97.5%  101.9%  99.8%  91.9%  97.9%  104.5%  99.9%  103.3%  101.4%  102.3%  100.8%  100.1%     1Q21  2Q21  3Q21  4Q21  2021  1Q22  2Q22  3Q22  4Q22  2022  1Q23  2Q23  RENEWABLES1 (MW)  1,591  2,018  2,022  2,044  2,044  2,044  2,048  2,121  2,121  2,121  2,161  2,161  EFFICIENT NAT. GAS & HEAT2 (MW)  343  398  398  398  398  398  398  398  398  398  398  398  TRANSMISSION LINES (Miles)  1,166  1,166  1,166  1,166  1,166  1,229  1,229  1,229  1,229  1,229  1,229  1,229  WATER1 (Mft3/day)  17.5  17.5  17.5  17.5  17.5  17.5  17.5  17.5  17.5  17.5  17.5  17.5  Capacity in operation  (at the end of the period)  Production / Availability  Represents total installed capacity in assets owned or consolidated at the end of the period, regardless of our percentage of ownership in each of the assets, except for Vento II, for which we have included our 49% interest.   Includes 43 MW corresponding to our 30% share in Monterrey and 55 MWt corresponding to thermal capacity from Calgary District Heating since May 14, 2021.  Includes 49% of Vento II production since its acquisition. Includes curtailment in wind assets for which we receive compensation.  GWh produced includes 30% share of the production from Monterrey.  Availability refers to the time during which the asset was available to our client totally or partially divided by contracted or budgeted availability, as applicable.  EFFICIENT NAT. GAS & HEAT  HISTORICAL FINANCIAL REVIEW  Key Performance Indicators

   Historical Capacity Factors1     1Q21  2Q21  3Q21  4Q21  2021  1Q22  2Q22  3Q22  4Q22  2022  1Q23  2Q23   SOLAR      US     18.0%  38.6%  31.0%  17.0%  26.1%  17.2%  39.1%  32.4%  16.6%  26.3%  15.2%  42.4%   Chile2  28.4%  20.9%  20.6%  25.8%  23.9%  25.3%  20.4%  24.6%  28.8%  24.8%  27.6%  21.4%   Spain     9.1%  24.8%  29.6%  10.7%  18.6%  7.3%  23.6%  27.9%  5.8%  16.2%  11.7%  26.9%   Italy  -  -  18.6%  8.3%  16.5%  12.7%  19.7%  20.0%  9.2%  15.4%  11.8%  16.9%   Kaxu  38.9%  26.9%  20.2%  48.4%  33.6%  36.9%  27.2%  28.8%  44.6%  34.4%  45.2%  21.2%   US  -  -  21.6%  35.4%  28.3%  38.1%  35.6%  20.3%  34.8%  32.2%  37.7%  26.4%   Uruguay3     32.6%  38.3%  38.2%  38.3%  36.9%  34.5%  27.7%  38.2%  41.8%  35.6%  33.6%  29.4%  Capacity factor ratio represents actual electrical energy output over a given period of time divided by the maximum possible electrical energy output assuming continuous operation at full nameplate capacity over that period. Historical Capacity Factors are calculated from the date of entry into operation or the acquisition of each asset. Some capacity factors are not indicative of a full period of operations.  Includes Chile PV 2 since Q1 2021 and Chile PV 3 since Q3 2022.  Includes curtailment production in wind assets for which we receive compensation.   WIND  HISTORICAL FINANCIAL REVIEW  Capacity Factors

 Exchange rates as of June 30, 2023 (EUR/USD = 1.0865) and December 31, 2022 (EUR/USD = 1.0705).  Restricted cash is cash which is restricted generally due to requirements of certain project finance agreements.  US $ in million1  As of Jun. 30  2023  As of Dec. 31  2022  Corporate cash at Atlantica  72.8  60.8  Existing available revolver capacity  393.1  385.1  Total Corporate Liquidity  465.9  445.9  Cash at project companies  414.0  540.2   - Restricted2  196.9  207.6   - Other  217.1  332.6  LIQUIDITY  Liquidity Position

 Key principle: non-recourse project financing in ring-fenced subsidiaries  100% project debt self-amortizing progressively before the end of the contracted life  Low interest rate risk, with +92% of interest rates fixed or hedged  Project debt amortization schedule as of December 31, 2022. Does not include new project debt.  ~$2bn planned debt reduction in the next 5 years1  FINANCING  Self-Amortizing Project Debt Structure

 Strong Liquidity and No Significant Corporate Debt Maturities in the Short-term  ~$465.9 million  @ 30/06/23  Corporate Liquidity  ~3.7 years average maturity2 of current corporate debt  Revolving Credit Facility’s total limit is $450.0 million, of which $393.1 million was available as of June 30, 2023  $465.9 million available liquidity, out of which $72.8 million was corporate cash as of June 30, 2023  Corporate Debt Maturities1,2  Corporate Debt is the indebtedness where Atlantica Sustainable Infrastructure plc. is the primary obligor.  Corporate Debt Maturities as of June 30 2023, except for the Revolving Credit Facility for which we are considering the new maturity of December 2025, extended on May 30, 2023.  Corporate Liquidity means cash and cash equivalents held at Atlantica Sustainable Infrastructure plc. level as of June 30, 2023 plus available capacity under the Revolving Credit Facility as of June 30, 2023.  Corporate Cash corresponds to cash and cash equivalents held at Atlantica Sustainable Infrastructure plc.  153  3  4  LIQUIDITY AND DEBT MATURITIES  Healthy Balance Sheet and Strong Liquidity

 Weighted Average Life  Project debt term  PPAs with predefined prices for ~13 years on average2   Refinancing opportunities could increase CAFD in earlier years  Possibility to extend life in many assets (excluding   ATN and ATS)  Tails in most assets after debt amortization  Contract term3  Does not include assets without PPAs or partially contracted.  Calculated as weighted average years remaining as of June 30, 2023 based on CAFD estimates for the 2023-2026 period, including assets that have reached COD before June 30, 2023. See “Disclaimer – Forward Looking Statements”.  (3) Regulation term in the case of Spain and Chile TL3.   (4) From the total amount of $211 million project debt, $74 million are progressively repaid following a theoretical 2036 maturity, with a legal maturity in 2027. The remaining $137 million are expected to be refinanced in or before 2027.   LONG-TERM STABLE CASH FLOW  Portfolio of Contracted Assets1  4

 CORPORATE DEBT DETAILS  Corporate Debt as of June 30, 2023  No significant maturities in the short term  Exchange rates as of June 30, 2023 (EUR/USD = 1.0865).  Amounts include principal amounts outstanding, unless stated otherwise.  As of June 30, 2023, letters of credit with face value in an amount equal to $16.9 million were outstanding and $393.1 million was available under the Revolving Credit Facility. The latter has a total limit of $450 million.  US $ in million1  Maturity  Amounts2  Credit Facilities  (Revolving Credit Facility)3  2025  39.6  (Other facilities)4  2023 – 2028  44.6  Green Exchangeable Notes5  2025  108.5  2020 Green Private Placement6  (€ denominated)  2026  313.3  Note Issuance Facility 20207   (€ denominated)  2027  149.7  Green Senior Notes8  2028  395.5  Total  1,051.2  Other facilities include the Commercial Paper Program, accrued interest payable and other debt.   Senior unsecured notes dated July 17, 2020, exchangeable into ordinary shares of Atlantica, cash, or a combination of both, at Atlantica’s election.  Senior secured notes dated April 1, 2020, of €290 million.  Senior unsecured note facility dated July 8, 2020, of €140 million.  Green Senior Unsecured Notes dated May 18, 2021, of $400 million.

 Our management believes Adjusted EBITDA, CAFD and CAFD per share are useful to investors and other users of our financial statements in evaluating our operating performance because such measures provide investors with additional tools to compare business performance across companies and across periods. Adjusted EBITDA is widely used by investors to measure a company’s operating performance without regard to items such as interest expense, taxes, depreciation and amortization, which can vary substantially from company to company depending upon accounting methods and book value of assets, capital structure and the method by which assets were acquired. Our management believes CAFD and CAFD per share are relevant supplemental measure of the Company’s ability to earn and distribute cash returns to investors and is useful to investors in evaluating our operating performance because securities analysts and other interested parties use such calculations as a measure of our ability to make quarterly distributions. In addition, CAFD and CAFD per share are used by our management team for determining future acquisitions and managing our growth. Our management uses Adjusted EBITDA, CAFD and CAFD per share as measures of operating performance to assist in comparing performance from period to period and aims to use them on a consistent basis moving forward. They also readily view operating trends as a measure for planning and forecasting overall expectations, for evaluating actual results against such expectations, and for communicating with our board of directors, shareholders, creditors, analysts and investors concerning our financial performance. Adjusted EBITDA, CAFD and CAFD per share are widely used by other companies in the same industry.  We present non-GAAP financial measures because we believe that they and other similar measures are widely used by certain investors, securities analysts and other interested parties as supplemental measures of performance and liquidity. The non-GAAP financial measures may not be comparable to other similarly titled measures employed by other companies and they may have limitations as analytical tools. These measures may not be fit for isolated consideration or as a substitute for analysis of our operating results as reported under IFRS as issued by the IASB. Non-GAAP financial measures and ratios are not measurements of our performance or liquidity under IFRS as issued by the IASB. Thus, they should not be considered as alternatives to operating profit, profit for the period, any other performance measures derived in accordance with IFRS as issued by the IASB, any other generally accepted accounting principles or as alternatives to cash flow from operating, investing or financing activities. Some of the limitations of these non-GAAP measures are:  they do not reflect our cash expenditures, future requirements for capital expenditures or contractual commitments;   they do not reflect changes in, or cash requirements for, our working capital needs;  they may not reflect the significant interest expense, or the cash requirements necessary, to service interest or principal payments, on our debts;  although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often need to be replaced in the future and Adjusted EBITDA, CAFD and CAFD per share do not reflect any cash requirements that would be required for such replacements;  some of the exceptional items that we eliminate in calculating Adjusted EBITDA reflect cash payments that were made, or will be made in the future; and  the fact that other companies in our industry may calculate Adjusted EBITDA, CAFD and CAFD per share differently than we do, which limits their usefulness as comparative measures.  We define Adjusted EBITDA as profit/(loss) for the period attributable to the parent company, after previously adding back loss/(profit) attributable to non-controlling interest, income tax expense, financial expense (net), depreciation, amortization and impairment charges of entities included in our consolidated financial statements and depreciation and amortization, financial expense and income tax expense of unconsolidated affiliates (pro-rata of our equity ownership). CAFD is calculated as cash distributions received by the Company from its subsidiaries minus cash expenses of the Company, including debt service and general and administrative expenses. CAFD per share is calculated by dividing CAFD for the period by weighted average number of shares for the period.  NON-GAAP FINANCIAL INFORMATION  Reconciliation of Non-GAAP Measures

 Information presented as the pro-rata share of our unconsolidated affiliates reflects our proportionate ownership of each asset in our property portfolio that we do not consolidate and has been calculated by multiplying our unconsolidated affiliates’ financial statement line items by our percentage ownership thereto. Note 7 to our consolidated financial statements as of and for the period ended June 30, 2023 includes a description of our unconsolidated affiliates and our pro rata share thereof. We do not control the unconsolidated affiliates. Multiplying our unconsolidated affiliates’ financial statement line items by our percentage ownership may not accurately represent the legal and economic implications of holding a noncontrolling interest in an unconsolidated affiliate. We include pro-rata share of depreciation and amortization, financial expense and income tax expense of unconsolidated affiliates because we believe it assists investors in estimating the effect of such items in the profit/(loss) of entities carried under the equity method (which is included in the calculation of our Adjusted EBITDA) based on our economic interest in such unconsolidated affiliates. Each unconsolidated affiliate may report a specific line item in its financial statements in a different manner. In addition, other companies in our industry may calculate their proportionate interest in unconsolidated affiliates differently than we do, limiting the usefulness of such information as a comparative measure. Because of these limitations, the information presented as the pro-rata share of our unconsolidated affiliates should not be considered in isolation or as a substitute for our or such unconsolidated affiliates’ financial statements as reported under applicable accounting principles.  NON-GAAP FINANCIAL INFORMATION  Reconciliation of Non-GAAP Measures

 “Deposits into/ withdrawals from restricted accounts” and “Change in non-restricted cash at project level” are calculated on a constant currency basis to reflect actual cash movements isolated from the impact of variations generated by foreign exchange changes during the period.   (in thousands of U.S. dollars)  For the three-month period ended June 30  For the six-month period ended June 30     2023     2022  2023     2022  Profit for the period attributable to the Company  35,651  16,112  24,661  4,070  Profit attributable to non-controlling interest  1,113  4,528  6,130  6,728  Income tax  7,488  9,956  (2,168)  6,050  Depreciation and amortization, financial expense and income tax expense of unconsolidated affiliates (pro rata of our equity ownership)  3,091  5,886  8,700  11,869  Financial expense, net  78,953  75,312  159,387  155,779  Depreciation, amortization, and impairment charges  103,328  116,884  207,118  217,809  Adjusted EBITDA  229,624  228,678  403,828  402,305  Atlantica’s pro-rata share of Adjusted EBITDA from unconsolidated affiliates  (7,755)  (15,988)  (19,551)     (30,190)  Non-monetary items  (2,384)  10,940  (1,735)  21,353   Accounting provision for electricity market prices in Spain  (4,460)  10,585  (5,612)  17,726   Difference between billings and revenue in assets accounted for as concessional financial assets  16,695  15,050  33,136  33,219   Income from cash grants in the US  (14,619)  (14,695)  (29,258)  (29,592)  Maintenance Capex  (12,041)  (3,614)  (19,671)  (6,458)  Dividends from equity method investments  3,063  11,921  15,464  43,791  Net interest and income tax paid  (108,666)  (112,705)  (138,845)     (129,251)  Changes in other assets and liabilities  (8,295)  6,415  (101,275)     825  Deposits into/ withdrawals from restricted accounts1  11,418  8,020  21,238     19,825  Change in non-restricted cash at project level1  73,659  51,501  116,773     (51,615)  Dividends paid to non-controlling interests  (11,180)  (9,800)  (17,191)     (16,021)  Debt principal repayments  (103,918)  (112,427)  (134,461)     (137,216)  Cash Available For Distribution  63,525  62,941  124,574     117,348  RECONCILIATION  Reconciliation of CAFD and Adjusted EBITDA to Profit for the period attributable to the Company

 RECONCILIATION  Reconciliation of Adjusted EBITDA to Net Cash Provided by Operating Activities  (in thousands of U.S. dollars)  For the three-month period ended June 30  For the three-month period ended June 30  For the six-month period ended June 30     2023  2022  2023  2022  Net cash provided by operating activities  96,964  126,821   138,670  264,136  Net interest and income tax paid   108,666  112,705  138,845  129,251  Changes in working capital   13,071  (16,731)  106,334  2,316  Non-monetary items  2,384  (10,940)  1,735  (21,353)  Atlantica’s pro-rata share of Adjusted EBITDA from unconsolidated affiliates and other  8,539  16,823  18,244  27,955  Adjusted EBITDA  229,624  228,678  403,828  402,305  Reconciliation of CAFD to CAFD per share  For the three-month period ended June 30  For the six-month period ended June 30     2023  2022  2023  2022  CAFD (in thousands of U.S. dollars)  63,525  62,941  124,574  117,348  Weighted average number of shares (basic) for the period (in thousands)  116,153  114,333  116,147  113,541  CAFD per share (in U.S. dollars)  0.5469  0.5505  1.0726  1.0335

 As of August 1, 2023   ASSET  TYPE  STAKE  LOCATION  GROSSCAPACITY  OFFTAKER  RATING1  YEARS INCONTRACT LEFT6  CURRENCY  RENEWABLE   ENERGY  Solana  100%  USA (Arizona)  280 MW  APS  BBB+/A3/BBB+  20  USD  Mojave  100%  USA (California)  280 MW  PG&E  BB-/B1/BB+  16  USD  Coso  100%  USA (California)  135 MW  SCPPA & two CCAs4  Investment grade4  19  USD  Elkhorn Valley7   49%  USA (Oregon)  101 MW  Idaho Power Company  BBB/Baa1/--  5  USD  Prairie Star7  49%  USA (Minnesota)  101 MW  Great River Energy   --/A3/A-  5  USD  Twin Groves II7   49%  USA (Illinois)  198 MW  Exelon Generation Co.  BBB/Baa2/--  3  USD  Lone Star II7  49%  USA (Texas)  196 MW  n/a  n/a  n/a  USD  Chile PV 1  35%  Chile  55 MW  n/a  n/a  n/a  USD3  Chile PV 2  35%  Chile  40 MW  n/a  Not rated  8  USD3  Chile PV 3  35%  Chile  73 MW  n/a  n/a  n/a  USD3  La Sierpe  100%  Colombia  20 MW  Coenersa5  Not rated  13  COP  La Tolua  100%  Colombia  20 MW  Coenersa5  Not rated  10  COP  Tierra Linda  100%  Colombia  10 MW  Coenersa5  Not rated  10  COP  Albisu  100%  Uruguay  10 MW  Montevideo Refrescos  Not rated  15  UYU  Palmatir  100%  Uruguay  50 MW  UTE  BBB+/Baa2/BBB2  11  USD  Cadonal  100%  Uruguay  50 MW  UTE  BBB+/Baa2/BBB2  11  USD  Melowind  100%  Uruguay  50 MW  UTE  BBB+/Baa2/BBB2  13  USD  Mini-Hydro  100%  Peru  4 MW  Peru  BBB/Baa1/BBB  10  USD3  Reflects the counterparties’ issuer credit ratings issued by S&P, Moody’s and Fitch, respectively, as of July 24, 2023.  It refers to the credit rating of Uruguay, as UTE is unrated.  USD denominated but payable in local currency.  Refers to the credit rating of two Community Choice Aggregators: Silicon Valley Clean Energy and Monterrey Bar Community Power, both with A rating from S&P; Southern California Public Power Authority, the third off-taker, is not rated.  AT A GLANCE  Sizeable and Diversified Asset Portfolio  (5) Largest electricity wholesaler in Colombia.   (6) As of June 30, 2023.  (7) Part of Vento II portfolio.

 As of August 1, 2023   ASSET  TYPE  STAKE  LOCATION  GROSSCAPACITY  OFFTAKER  RATING1  YEARS INCONTRACT LEFT6  CURRENCY  RENEWABLE   ENERGY  Solaben 2/3  70%  Spain  2x50 MW  Kingdom of Spain  A/Baa1/A-  14/14  EUR4  Solacor 1/2  87%  Spain  2x50 MW  Kingdom of Spain  A/Baa1/A-  14/14  EUR4  PS 10/20  100%  Spain  31 MW  Kingdom of Spain  A/Baa1/A-  9/11  EUR4  Helioenergy 1/2  100%  Spain  2x50 MW  Kingdom of Spain  A/Baa1/A-  13/13  EUR4  Helios 1/2  100%  Spain  2x50 MW  Kingdom of Spain  A/Baa1/A-  14/14  EUR4  Solnova 1/3/4  100%  Spain  3x50 MW  Kingdom of Spain  A/Baa1/A-  12/12/12  EUR4  Solaben 1/6  100%  Spain  2x50 MW  Kingdom of Spain  A/Baa1/A-  15/15  EUR4  Seville PV  80%  Spain  1 MW  Kingdom of Spain  A/Baa1/A-  13  EUR4  Italy PV 1  100%  Italy  1.6 MW  Italy  BBB/Baa3/BBB  8  EUR4  Italy PV 2  100%  Italy  2.1 MW  Italy  BBB/Baa3/BBB  8  EUR4  Italy PV 3  100%  Italy  2.5 MW  Italy  BBB/Baa3/BBB  8  EUR4  Italy PV 4  100%  Italy  3.6 MW  Italy  BBB/Baa3/BBB  8  EUR4  Kaxu  51%  South Africa  100 MW  Eskom  BB-/Ba2/BB-2  12  ZAR  EFFICIENT NAT. GAS & HEAT  Calgary  100%  Canada  55 MWt  22 High quality clients3  ~41% A+ or higher3  18  CAD  ACT  100%  Mexico  300 MW  Pemex  BBB/B1/B+  10   USD5  Monterrey  30%  Mexico  142 MW  Industrial Customers  Not rated  23   USD  TRANSMISSION LINES   ATN  100%  Peru  379 miles  Peru  BBB/Baa1/BBB  18  USD5  ATS  100%  Peru  569 miles  Peru  BBB/Baa1/BBB  21  USD5  ATN 2  100%  Peru  81 miles  Minera Las Bambas  Not rated  10  USD  Quadra 1/2  100%  Chile  49 miles / 32 miles  Sierra Gorda  Not rated  11/11  USD5  Palmucho  100%  Chile  6 miles  Enel Generacion Chile  BBB/-/BBB+  14  USD5  Chile TL 3  100%  Chile  50 miles  CNE  A/A2/A-  N/A  USD5  Chile TL 4  100%  Chile  63 miles  Several Mini-hydro plants  Not rated  49  USD  WATER  Skikda  34%  Algeria  3.5 Mft3/day  Sonatrach & ADE  Not rated  11  USD5  Honaine  26%  Algeria  7 Mft3/day  Sonatrach & ADE  Not rated  14  USD5  Tenes  51%  Algeria  7 Mft3/day  Sonatrach & ADE  Not rated  17  USD5  Reflects the counterparties’ issuer credit ratings issued by S&P, Moody’s and Fitch, respectively, as of July 24, 2023.  It refers to the credit rating of the Republic of South Africa.  Diversified mix of 22 high credit quality clients (~41% A+ rating or higher, the rest unrated).  AT A GLANCE  Sizeable and Diversified Asset Portfolio  (4) Gross cash in euros dollarized through currency hedges.  (5) USD denominated but payable in local currency.  (6) As of June 30, 2023.

 Great West House, GW1, 17th floor,  Great West Road  Brentford TW8 9DF  London (United Kingdom)

  SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ATLANTICA SUSTAINABLE INFRASTRUCTURE PLC

/s/ Santiago Seage
	Name:	Santiago Seage
	Title:	Chief Executive Officer

Date: August 1, 2023